Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2021 Second-Quarter Unaudited Financial Results

- Record second quarter financial results -

   - Enterprise Solutions achieves seventh consecutive quarter of record results –

   - Upsize share repurchase program by US$10 million to US$25 million –

Hong Kong, August 25, 2021 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the second quarter ended June 30, 2021.

	Three Months Ended June 30,
	2021	2020	Percentage change
	(US$ in thousands)
	(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	64,610	52,969	22%
Enterprise Solutions	13,392	5,144	160%
Total revenue	78,002	58,113	34%
Gross profit	24,337	16,615	46%
Net income/(loss)	597	(21)	N/M
Adjusted EBITDA[1]	6,137	5,158	19%
Adjusted net income[1]	2,587	2,495	4%
Diluted adjusted net income per ADS[1]	0.03	0.03	0%
Operating Metrics:
Gross billing	194,193	132,793	46%

Jian “T.J.” Tang, Chairman, Chief Executive Officer and Co-Founder of iClick, said, “iClick reported record second quarter financial results as we continue to achieve robust growth in both Marketing and Enterprise Solutions. This strong performance is a testament to the value proposition of our integrated solutions for clients. We remain confident in our strong outlook given our solid execution and clear strategies to further penetrate the enormous private domain traffic markets that we address.

“We are excited to see Enterprise Solutions achieve record results for the seventh quarter in a row, with revenue of US$13.4 million, representing 160% year-over-year growth, while Marketing Solutions continues to deliver healthy growth, with revenues increasing by 22% year-over-year to US$64.6 million. Gross profits increased by 46%, outpacing revenue growth as we further grow our Marketing Solutions and higher-margin Enterprise Solutions businesses. Even as we continue to invest actively in Enterprise Solutions, we still managed to reach historical highs for adjusted EBITDA and adjusted net income, highlighting the strong economies of scale we have achieved in our Marketing Solutions business.

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“Our key account and mid-tier client segments remain equally important growth drivers for our Enterprise Solutions sales. iClick’s over 3,000 existing Marketing Solutions key account clients generate significant cross-selling opportunities, especially within industry verticals in which we have gained traction, such as cosmetics and food and beverage. As we grow the scale of our Enterprise Solutions business, we see the opportunity to replicate our success in these industry verticals. We are also further growing our presence in the mid-tier market and have received strong reception by clients for our high-value, easy-to-use SaaS tools and our unique implementation methodology that provides hands-on, appropriately-sized, team-led implementation delivery and guided integration.

“We are very pleased with the progress of our partnership with Baozun. In addition to completing our resource and systems integration, we are encouraged by the feedback we’ve received from top-tier clients on the enhanced value we are able to deliver through our joint end-to-end solutions. Together, we will focus on growing market share in China’s enormous private domain traffic market.

“I am also pleased to report that I have been appointed to the role of chairman of the board of directors, in addition to serving as chief executive officer, so as to better consolidate the management and execution of the Company’s strategic direction. On behalf of the board, I would like to thank our co-founder Sammy Hsieh for his enormous contributions as chairman for more than a decade, and I look forward to continuing to work with him as a member of our board of directors and enjoy the benefits of his counsel. In the meantime, we are increasing our share repurchase program from US$15 million to US$25 million as we remain highly confident of our long-term growth prospects despite short-term headwinds.

“In summary, we remain very well positioned to capitalize on the ongoing digital transformation in China. With the dedication of our employees and the support of our shareholders, we expect to capture additional market share and continue to produce sustainable growth through prudent management, zealous commitment to growth and innovation to drive excellence in all that we do.”

Second Quarter 2021 Results:

Revenue for the second quarter of 2021 grew to US$78.0 million, up 34% from US$58.1 million for the same period of the prior year, attributable to the increase in contributions from Marketing Solutions and Enterprise Solutions.

Revenue from Marketing Solutions grew to US$64.6 million for the second quarter of 2021, up 22% from US$53.0 million for the second quarter of 2020, primarily as a result of growing market demand from specified action marketing campaigns.

Revenue from Enterprise Solutions was US$13.4 million for the second quarter of 2021, up approximately 160% from US$5.1 million for the second quarter of 2020, primarily due to the increasing need for online and offline consumer behavior data integration and digital transformation.

Gross profit for the second quarter of 2021 was US$24.3 million, representing a 46% increase compared with US$16.6 million for the second quarter of 2020, mainly due to continued expansion of the Marketing Solutions and contribution from higher-margin Enterprise Solutions.

Total operating expenses were US$23.4 million for the second quarter of 2021, compared with US$15.2 million for the second quarter of 2020, primarily due to incremental operating expenses incurred for the expansion of business scale, an additional expected credit loss provision, and an increase in share-based compensation expense.

Operating income was US$0.9 million for the second quarter of 2021, compared with an operating income of US$1.4 million for the second quarter of 2020. This decline was as a result of the increase in operating expenses which is partially offset by the growth in gross profit.

Net income totalled US$0.6 million for the second quarter of 2021, compared with net loss of US$0.02 million for the second quarter of 2020. This increase was mainly because the Company recorded the fair value losses of derivative liabilities and convertible notes of US$1.6 million and US$0.5 million, respectively, in the second quarter of 2020, which was partially offset by the decrease in operating income.

Net income attributable to the Company’s shareholders per basic and diluted ADS for the second quarter of 2021 were US$0.02, compared with a net income attributable to the Company’s shareholders per basic and diluted ADS of US$0.01 for the second quarter of 2020.

Adjusted EBITDA for the second quarter of 2021 was US$6.1 million, compared with US$5.2 million for the second quarter of 2020. For a reconciliation of the Company’s adjusted EBITDA from net income/(loss), its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net income for the second quarter of 2021 was US$2.6 million, compared with an adjusted net income of US$2.5 million in the second quarter of 2020. For a reconciliation of the Company’s adjusted net income from net income/(loss), its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 was US$194.2 million for the second quarter of 2021, representing a 46% increase compared with US$132.8 million for the second quarter of 2020. The increase was a result of increasing marketers’ demand especially from the banking and finance, automobile, and petroleum sectors.

As of June 30, 2021, the Company had cash and cash equivalents, time deposits and restricted cash of US$103.7 million, compared with US$94.5 million as of December 31, 2020.

Share Repurchase Program

On December 10, 2020, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$15.0 million from December 30, 2020 to December 31, 2021. As of June 30, 2021, the aggregate value of purchased shares was approximately US$7.4 million. In addition, our board of directors authorized the Company to upsize the share repurchase program from US$15 million to US$25 million on August 25, 2021.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

Outlook

Based on the information available as of the date of this press release, iClick provides the following outlook for the third quarter of 2021 and for the full year 2021:

Third Quarter 2021:

•	Revenue from Enterprise Solutions is estimated to be between US$17 million and US$20 million.
•	Revenue from Marketing Solutions is estimated to be between US$65 million and US$75 million.

Full Year 2021:

•	Revenue is estimated to be between US$318 million and US$338 million.
•	Revenue from Enterprise Solutions is estimated to be between US$62 million and US$68 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

We note that the advertising budgets for our clients have continued to recover during the second quarter of 2021, as a result of the relaxation of restrictions on economic and social life due to a slowdown of COVID-19 cases in China. Based on the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run. We remain vigilant in evaluating the risks posed by the current resurgence of Covid-19 and the potential impacts this represents to our expectations.

With iClick’s diversified customer base of stable, top-tier brands and ongoing government efforts to contain the spread of the coronavirus amid the rollout of vaccine, we remain cautiously optimistic for 2021. However, outbreaks of COVID-19, including recent variants around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreak’s impact on our operations and financial results this year and will particularly focus on business retention and accounts receivable recoverability.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 25, 2021 (8:00 PM Beijing/Hong Kong time on August 25, 2021). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	+852-800-905945
Mainland China:	+86-4001-201203

Participants please ask to join the iClick Interactive Asia Group Limited conference call.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until September 1, 2021:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Canada:	+1-855-669-9658
Replay Access Code:	50669674

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net income/(loss). The Company believes that adjusted EBITDA and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; litigation and negative publicity surroundings China -based companies listed in the U.S.; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; its ability to comply with existing or future laws and regulations related to data protection or data security; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	78,002	58,113	144,562	107,148
Cost of revenue	(53,665)	(41,498)	(100,677)	(77,270)
Gross profit	24,337	16,615	43,885	29,878

Operating expenses
Research and development expenses	(2,386)	(1,126)	(4,060)	(2,300)
Sales and marketing expenses	(12,354)	(8,768)	(29,558)	(17,116)
General and administrative expenses	(8,698)	(5,320)	(15,749)	(11,127)
Total operating expenses	(23,438)	(15,214)	(49,367)	(30,543)
Operating income/(loss)	899	1,401	(5,482)	(665)
Interest expense	(1,236)	(580)	(2,015)	(1,015)
Interest income	125	154	232	362
Other gains, net	1,662	1,483	2,015	1,388
Fair value losses on derivative liabilities	—	(1,567)	—	(5,123)
Fair value losses on convertible notes	—	(480)	—	(3,007)
Income/(loss) before income tax expense	1,450	411	(5,250)	(8,060)
Share of losses from an equity investee	(33)	(28)	(59)	(69)
Income tax expense	(820)	(404)	(1,564)	(320)
Net income/(loss)	597	(21)	(6,873)	(8,449)
Net loss attributable to noncontrolling interests	1,168	403	1,549	1,097
Net income/(loss) attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	1,765	382	(5,324)	(7,352)

Net income/(loss)	597	(21)	(6,873)	(8,449)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	1,339	(504)	2,088	612

Comprehensive income/(loss)	1,936	(525)	(4,785)	(7,837)
Comprehensive loss attributable to noncontrolling interests	1,093	403	1,473	1,115
Comprehensive income/(loss) attributable to iClick Interactive Asia Group Limited	3,029	(122)	(3,312)	(6,722)

Net income/(loss) per ADS attributable to iClick Interactive Asia Group Limited
— Basic	0.02	0.01	(0.06)	(0.11)
— Diluted	0.02	0.01	(0.06)	(0.11)

Weighted average number of ADS used in per share calculation:
— Basic	96,262,253	74,804,895	95,321,164	69,590,308
— Diluted	101,861,423	80,592,538	95,321,164	69,590,308

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of June 30, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	103,741	94,466
Accounts receivable, net of allowance for doubtful receivables of US$15,074 and US$11,749 as of June 30, 2021 and December 31, 2020 respectively	171,458	143,142
Other current assets	75,590	83,568
Total current assets	350,789	321,176

Non-current assets
Goodwill	79,773	74,419
Intangible assets	54,911	56,431
Other assets	21,922	18,089
Total non-current assets	156,606	148,939

Total assets	507,395	470,115

Liabilities and equity
Current liabilities
Accounts payable	37,728	43,140
Bank borrowings	90,297	56,040
Other current liabilities	60,070	63,667
Total current liabilities	188,095	162,847

Non-current liabilities
Other liabilities	22,734	28,180
Total non-current liabilities	22,734	28,180

Total liabilities	210,829	191,027
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively; 42,158,175 shares and 40,996,215 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	42	41
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively; 5,034,427 shares and 4,820,608 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	5	5
Treasury shares (2,295,397 shares and 2,396,372 shares as of June 30, 2021 and December 31, 2020, respectively)	(17,476)	(10,341)
Other reserves	305,406	282,397
Total iClick Interactive Asia Group Limited shareholders’ equity	287,977	272,102
Noncontrolling interests	8,589	6,986

Total equity	296,566	279,088

Total liabilities and equity	507,395	470,115

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net income/(loss) before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) fair value losses on derivative liabilities, (vii) fair value losses on convertible notes, (viii) other gains, net, (ix) convertible notes and shares issuance cost, (x) net loss attributable to noncontrolling interests, (xi) share of losses from an equity investee, and (xii) cost related to new business setup or acquisitions.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net income/(loss) for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income/(loss)	597	(21)	(6,873)	(8,449)
Add/(less):
Depreciation and amortization	1,619	1,833	3,186	3,487
Interest expense	1,236	580	2,015	1,015
Interest income	(125)	(154)	(232)	(362)
Income tax expense	820	404	1,564	320
EBITDA	4,147	2,642	(340)	(3,989)
Add/(less):
Share-based compensation	1,519	692	8,846	2,267
Fair value losses on derivative liabilities	—	1,567	—	5,123
Fair value losses on convertible notes	—	480	—	3,007
Other gains, net[3]	(784)	(717)	(603)	(173)
Convertible notes and shares issuance cost[4]	—	—	202	44
Net loss attributable to noncontrolling interests[5]	1,168	403	1,549	1,097
Share of losses from an equity investee[6]	33	28	59	69
Cost related to new business setup or acquisitions[7]	54	63	54	63
Adjusted EBITDA	6,137	5,158	9,767	7,508

3 Other gains, net has been adjusted out, except for amounts of US$878 thousand, US$766 thousand, US$1,412 thousand and US$1,215 thousand in relation to government grants for the three months ended June 30, 2021 and 2020 and for the six months ended June 30, 2021 and 2020, respectively.

[4]	Convertible notes and shares issuance cost represents legal and professional fee for the issue of convertible notes and shares.
[5]

Net loss attributable to noncontrolling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding noncontrolling interests as a measure of its operational performance.

[6]

Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

[7]	Cost related to new business setup or acquisition represents transaction cost (e.g. legal and professional fee) in connection therewith.

Adjusted net income represents net income/(loss) before (i) share-based compensation, (ii) fair value losses on derivative liabilities, (iii) fair value losses on convertible notes, (iv) other gains, net, (v) convertible notes and shares issuance cost, (vi) net loss attributable to noncontrolling interests, (vii) share of losses from an equity investee, and (viii) cost related to new business setup or acquisitions. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income from net income/(loss) for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income/(loss)	597	(21)	(6,873)	(8,449)
Add/(less):
Share-based compensation	1,519	692	8,846	2,267
Fair value losses on derivative liabilities	—	1,567	—	5,123
Fair value losses on convertible notes	—	480	—	3,007
Other gains, net[3]	(784)	(717)	(603)	(173)
Convertible notes and shares issuance cost[4]	—	—	202	44
Net loss attributable to noncontrolling interests[5]	1,168	403	1,549	1,097
Share of losses from an equity investee[6]	33	28	59	69
Cost related to new business setup or acquisitions[7]	54	63	54	63
Adjusted net income	2,587	2,495	3,234	3,048

The diluted adjusted net income per ADS for the periods indicated are calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income/(loss):	597	(21)	(6,873)	(8,449)
Add: Non-GAAP adjustments to net income/(loss)	1,990	2,516	10,107	11,497
Adjusted net income	2,587	2,495	3,234	3,048

Denominator for net loss per ADS - Weighted average ADS outstanding	96,262,253	74,804,895	95,321,164	69,590,308

Denominator for diluted adjusted net income per ADS - Weighted average ADS outstanding	101,861,423	81,336,689	100,920,334	76,122,102

Diluted net income/(loss) per ADS	0.01	(0.00)	(0.07)	(0.12)
Add: Non-GAAP adjustments to net income/(loss) per ADS	0.02	0.03	0.10	0.16
Diluted adjusted net income per ADS	0.03	0.03	0.03	0.04